Exhibit 1





                   CO-STEEL AND GERDAU S.A. ANNOUNCE AGREEMENT
                   TO COMBINE NORTH AMERICAN STEEL OPERATIONS

TORONTO, ONTARIO, AUGUST 13, 2002 -- Co-Steel Inc. of Whitby, Ontario, (TSX:CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE:GGB) today announced the execution of a definitive agreement to combine their North American steel operations creating a world-class steel enterprise with anticipated annual revenue in excess of $2.5 billion ($1.7 billion USD). The transaction will combine complementary operating portfolios resulting in an enhanced product mix and a sound growth platform for the North American steel industry. All figures are in Canadian dollars unless otherwise stated.

Under the terms of the transaction agreement, Co-Steel will issue 146,588,194 common shares to acquire Gerdau S.A.'s affiliated steel holdings including Gerdau Courtice Steel, based in Cambridge, Ontario, Canada, Gerdau MRM Steel, based in Selkirk, Manitoba, Canada and AmeriSteel, based in Tampa, Florida, USA. Upon closing of the transaction, Co-Steel will be renamed Gerdau AmeriSteel Corporation and will have approximately 198 million common shares outstanding. The existing Co-Steel shareholders will own 26% of the outstanding shares of Gerdau AmeriSteel, with Gerdau S.A. and its affiliated shareholders owning 74%. There will be no change in the status of the outstanding Co-Steel convertible debentures. Subject to Toronto Stock Exchange approval, the common shares of Gerdau AmeriSteel will trade on the TSX.

"This combination is a defining moment that opens an exciting future for the employees, customers and shareholders of both companies," said Terry Newman, President and CEO of Co-Steel. "The combined strengths and compatible cultures of these companies provide the nucleus for realization of a shared vision of a world-class steel enterprise that can compete in today's global market. This transaction creates the financial resources, the operational critical mass and the professional talent pool needed to contribute to the revitalization of the North American steel industry."

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau AmeriSteel will be able to strategically service long product customers throughout eastern North America, resulting in improved operating efficiencies. Gerdau AmeriSteel's minimills will be integrated with 29 downstream fabricating and specialty product businesses, increasing profit margins and reducing the volatility of earnings.

Gerdau AmeriSteel expects to realize a number of economic benefits as a result of the combination:

o The company expects to realize approximately $35 million ($23 million USD) in near-term annual cost savings, without any significant capital expense, through freight



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   rationalization,  product  and mill  scheduling  efficiencies,  and  enhanced purchasing volume;

o Additional incremental cost savings will be realized through the adoption of best operating practices and coordination of manufacturing technologies; and

o The company does not anticipate any significant restructuring of the operating units or any material manpower reductions among the current combined 4,800 employees.

Co-Steel shareholders will benefit from the combined entity's strengthened balance sheet and improved financial outlook. In particular:

o Co-Steel's net debt/EBITDA (adjusted for non-recurring items) for the 12 months ending June 30, 2002, will improve from 8.1x to 3.8x on a pro forma basis based on Gerdau AmeriSteel's pro forma net debt and annualized EBITDA for the six months ending June 30, 2002;

o EBITDA for Co-Steel for the six month period ending June 30, 2002, was $44 million, while pro forma EBITDA for Gerdau AmeriSteel for the same period amounted to $134 million;

o The transaction will be accretive to Co-Steel's earnings and cash flow on a pro forma basis and going forward; and

o Gerdau AmeriSteel will have a significant component of its production in more profitable downstream and specialty products resulting in improved profit margins and greater earnings stability.

Gerdau AmeriSteel's board of directors will be composed of nine members. Four current Co-Steel directors will remain on the Board with Gerdau S.A. appointing five new members. Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., will be the Chairman of the Board of Directors of Gerdau AmeriSteel. Terry Newman, President and CEO of Co-Steel, will serve as Vice Chairman of the Board of Directors. Phillip E. Casey, currently President and CEO of AmeriSteel, will be the President and CEO. The new Board is committed to taking whatever steps may be required to ensure compliance with current and evolving North American corporate governance standards. Gerdau AmeriSteel Corporation will have its registered office in Whitby, Ontario, Canada and its executive office will be located in Tampa, Florida, USA.

Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., commented: "This transaction coincides with a period of heightened economic uncertainty and trade conflict for the global steel industry. Gerdau and Co-Steel have crafted an attractive transaction that is financially sound and creates an enterprise that possesses the professional resources to lead the resurgence of the North American steel industry. For Gerdau S.A., this merger represents an important step in the unification of its holdings and a substantial increase in the company's commitment to the attractive North American market. The unification of two quality organizations with comparable traditions and corporate images is an exciting event and a positive step towards a brighter future."



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The transaction, which will be accounted for as a reverse take-over, is scheduled to close during the fourth quarter 2002, and is subject to closing conditions typical of a transaction of this nature, including shareholder, lender and regulatory approvals. Details of the transaction will be provided in a management information circular to be issued by Co-Steel in connection with a special meeting of its shareholders expected to be held in late September 2002. The materials will also contain a fairness opinion by CIBC World Markets.

The agreement contains customary non-solicitation restrictions and certain provisions permitting Co-Steel directors to discharge their fiduciary duty. Co-Steel has also agreed to pay a termination fee of $8 million (in cash or shares, at the election of Co-Steel) in certain circumstances. The parties are conducting physical due diligence of the other's assets over the next ten days to confirm the accuracy of the other party's representations in the transaction agreement. Either party may terminate the agreement if such investigation reveals a material inaccuracy that is not cured within 30 days.

The Board of Directors of Co-Steel has unanimously approved the transaction and will recommend that shareholders vote in favor thereof.

A conference call and webcast presentation concerning today's merger announcement will be conducted by management in both English and Portuguese as follows:

Tuesday, August 13, 2002
English version at 10:00am EDT       North American toll     1-800-387-6216
                                     free
                                     Other countries         416-405-9328

Portuguese version at 11:00am EDT    Brazil toll free        0-800-77-00781
                                     Other countries         55-11-3155-1671

Listener access to the conference call will also be available through the Internet on the following web sites: www.costeel.com, www.gerdau.com.br and www.ameristeel.com.

A taped replay of the call will be available by telephone until August 27, 2002. Interested parties can access the taped replay by dialing 1-800-408-3053 or 416-695-5800. The passcode for the taped replay is 1243146. Archived versions of the calls will also be available at the three web sites for a period of 90 days.

A PowerPoint presentation containing further details of the transaction will be available at www.costeel.com, www.gerdau.com.br and www.ameristeel.com.

ABOUT CO-STEEL INC.
Co-Steel Inc. common shares and convertible debentures are listed on the Toronto Stock Exchange and trade under the symbol CEI. The Company manufactures and markets merchant bar, structural shapes, reinforcing bar, wire rod and flat rolled steel used principally in the construction, automotive, appliance, machinery and equipment industries.

Co-Steel's minimill operations consist of Co-Steel Lasco, Whitby, Ontario; Co-Steel Sayreville, Sayreville, New Jersey; Co-Steel Raritan, Perth Amboy, New Jersey; and Gallatin Steel Company, Gallatin County, Kentucky, Co-Steel's 50% owned flat rolled steel joint venture. Co-



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Steel  processes  and trades  steel  scrap for its own use and for sale to third parties through Co-Steel Recycling, a leading scrap processing and trading company with ferrous and non-ferrous recovery sites in Southern Ontario and Western New York. For additional financial information and investor information, including financial statements, visit www.costeel.com.

ABOUT GERDAU S.A.
The Gerdau North American operations incorporated in this merger include seven minimills located in Jacksonville, Florida; Charlotte, North Carolina; Jackson and Knoxville, Tennessee; Cartersville, Georgia; Cambridge, Ontario; and Selkirk, Manitoba. Also included are AmeriSteel's 22 value added downstream operations and Gerdau MRM Steel's specialty steel processing facilities and scrap operations.

Gerdau S.A.'s legacy and tradition covers an impressive span of 101 years of significant contributions to the development of the Brazilian steel industry. To service the steel requirements of its global customer base, Gerdau S.A. has assembled 12 million tons of steel capacity, 16,000 dedicated employees and total assets exceeding US $3 billion. Annually, Gerdau S.A. manufactures and distributes US $2.7 billion in steel products for applications in the construction, agricultural, automotive and industrial sectors.

Gerdau S.A. is a leading producer of long steel products in Brazil, Chile and Uruguay. Gerdau's Acominas subsidiary in Brazil is also one of the largest exporters of semi-finished steel products. Within Brazil, Gerdau S.A. operates a nationwide network of 70 branch locations dedicated to the distribution of a full range of long and flat steel products. For additional financial and investor information, visit www.gerdau.com.br.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co -Steel or Gerdau S.A.

This press release contains forward-looking statements with respect to Gerdau AmeriSteel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk relating to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

FOR MORE INFORMATION PLEASE CONTACT:
Terry Newman                                   Phillip E. Casey
President & CEO                                President & CEO
Co-Steel                                       AmeriSteel
(905) 665-3707                                 (813) 207-2225


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Lorie Waisberg                                 Tom Landa
Executive Vice President, Finance and          Chief Financial Officer
Administration                                 AmeriSteel
Co-Steel Inc.                                  (813) 207-2300
(905) 665-3708

                                               Osvaldo Schirmer
                                               Executive Vice President & Chief
                                               Financial Officer
                                               Gerdau S.A.
                                               55-51-3323-2108


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